UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 10, 2007                     /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------

October 10, 2007                               TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M

             CENTRASIA APPOINTS TIM MCCUTCHEON TO ITS ADVISORY BOARD

VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that it has appointed Mr. Tim McCutcheon to its Advisory Board.

Tim McCutcheon is a partner at DBM Capital, a corporate advisory and asset management boutique, focusing on metals and mining companies in Russia and "CIS" countries. Prior to founding DBM, Tim was an Institutional Investor and Thomson Extel ranked EMEA metals analyst for Aton Capital, a large Russian investment bank. Tim has over a decade of experience working in the Russian capital markets, having started his career during voucher privatization and working through the evolution of the market, including the 1998 crisis and subsequent revival. Tim has a BA, cum laude from Columbia College, New York, NY and an MBA, Finance, from Columbia Business School. He is fluent in Russian.

Centrasia also announces that Damien Reynolds has resigned from Centrasia's board in order focus on Longview Capital Partners Incorporated. Centrasia's Board and management wish to thank Mr. Reynolds for his contributions to the Company and we wish him all the best in his future endeavors.

Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the Company's website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

         The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.